FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period March 27, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Sanpaolo IMI Group: stock option windows open 28 March

Turin, 27 March 2006 – SANPAOLO IMI announces that tomorrow will be the opening of the fourth period in which 2002 stock options of Group Management may be exercised. The period will end on 21 April 2006.

Furthermore, and again from tomorrow, the final period for the exercise of 2001 stock options will open, ending on 31 March 2006.

Under both plans, up to 4,005,500 SANPAOLO IMI ordinary shares, at a strike price of 7.12 euro per share (2002 plan) and 12.72 euro per share (2001 plan). Shares will be valid from 1 January 2005.

Finally, from tomorrow, the final window for stock option 2001-2003 plan for shares reserved for the Chairman and Managing Directors ( 2002 period) will open, ending on 21 April 2006. Up to 1,650,000 SANPAOLO IMI ordinary shares may be purchased. The strike price for this plan is 12.62 euro per share.

SANPAOLO IMI
RELAZIONI ESTERNE (www.grupposanpaoloimi.com)		INVESTOR RELATIONS
Torino	011/555.7747 - Telefax 011/555.6489	Tel.	011/5552593
Bologna	051/6454411	Fax	011/5552737
Napoli	081/7913419	e-mail: investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: March 27, 2006